Exhibit 99.2
Shell plc
Three and six month periods ended June 30, 2022
Unaudited Condensed Interim Financial Report

Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 2nd QUARTER 2022 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
18,040	7,116	3,428	+154	Income/(loss) attributable to Shell plc shareholders		25,156	9,087	+177
11,472	9,130	5,534	+26	Adjusted Earnings	A	20,601	8,768	+135
23,150	19,028	13,623	+22	Adjusted EBITDA[2]	A	42,177	25,195	+67
18,655	14,815	12,617	+26	Cash flow from operating activities		33,470	20,910	+60
(6,207)	(4,273)	(2,946)		Cash flow from investing activities		(10,481)	(3,535)
12,448	10,542	9,671		Free cash flow	G	22,989	17,375
7,024	5,064	4,383		Cash capital expenditure	C	12,088	8,357
9,547	9,457	8,470	+1	Operating expenses	F	19,004	17,905	+6
9,270	9,256	8,505	—	Underlying operating expenses	F	18,526	17,228	+8
14.3%	9.3%	3.2%		ROACE on a Net income basis	D	14.3%	3.2%
12.4%	10.6%	4.9%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	12.4%	4.9%
46,357	48,489	65,735		Net debt	E	46,357	65,735
19.3%	21.3%	27.7%		Gearing	E	19.3%	27.7%
2,898	2,962	3,254	-2	Total production available for sale (thousand boe/d)		2,930	3,371	-13
2.42	0.94	0.44	+157	Basic earnings per share ($)		3.34	1.17	+185
1.54	1.20	0.71	+28	Adjusted Earnings per share ($)	B	2.74	1.13	+142
0.25	0.25	0.24	—	Dividend per share ($)		0.50	0.41	+21
1. Q2 on Q1 change.
2.With effect from Q3 2021, Adjusted EBITDA includes the non-controlling interest component of Adjusted Earnings. Prior period comparatives have been revised.
Quarter Analysis
Income attributable to Shell plc shareholders, compared with the first quarter 2022, mainly reflected higher realised prices, higher refining margins, and higher gas and power trading and optimisation results, partly offset by lower LNG trading and optimisation results.
Second quarter 2022 income attributable to Shell plc shareholders included post-tax net impairment reversals of $4.3 billion following the revision of Shell's mid- and long-term commodity price assumptions reflecting the current energy market demand and supply fundamentals (see Note 8 to the Condensed Consolidated Interim Financial Statements), and net mark-to-market gains of $1.0 billion. These are included in identified items amounting to $5.2 billion in the quarter.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items of $5.2 billion and the cost of supplies adjustment of $1.4 billion.
Cash flow from operating activities for the second quarter 2022 was $18.7 billion, and reflected working capital outflow of $4.2 billion, tax payments of $3.2 billion, and net derivative outflows of $0.7 billion. Working capital outflow is driven by an increase in inventory due to price and volumes (increase of $6.8 billion), and an increase in current receivables, partly offset by an increase in current payables.
Cash flow from investing activities for the quarter was an outflow of $6.2 billion.
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Net debt and Gearing: At the end of the second quarter 2022, net debt was $46.4 billion, compared with $48.5 billion at the end of the first quarter 2022, mainly driven by free cash flow, partly offset by dividends, share buybacks, and lease additions. Gearing was 19.3% at the end of the second quarter 2022, compared with 21.3% at the end of the first quarter 2022, driven by net debt reduction and higher equity.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $7.4 billion. The $8.5 billion share buyback programme for the first half of 2022 was completed on July 5, 2022. Dividends declared to Shell plc shareholders for the second quarter 2022 amount to $0.25 per share. Today, Shell announces a share buyback programme of $6 billion which is expected to be completed by the third quarter 2022 results announcement. With the current energy sector outlook and subject to Board approval, shareholder distributions are expected to remain in excess of 30% of cash flow from operating activities.
Half Year Analysis
Income attributable to Shell plc shareholders, compared with the first half 2021, mainly reflected higher realised prices, higher refining margins, higher trading and optimisation results, partly offset by lower volumes, and lower Chemicals margins.
First half 2022 income attributable to Shell plc shareholders included post-tax net impairment reversals of $1.7 billion and provisions for onerous contracts of $0.5 billion. These are included in identified items amounting to $1.1 billion in the half year.
Adjusted Earnings and Adjusted EBITDA for the first half 2022 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items of positive $1.1 billion and the cost of supplies adjustment of $3.5 billion.
Cash flow from operating activities for the first half 2022 was $33.5 billion, and reflected working capital outflow of $11.7 billion, and tax payments of $5.3 billion.
Cash flow from investing activities for the first half 2022 was an outflow of $10.5 billion.
This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors1.
1.Not incorporated by reference.
SECOND QUARTER 2022 PORTFOLIO DEVELOPMENTS
Withdrawal from Russian oil and gas activities
We refer to Note 9 to the Condensed Consolidated Interim Financial Statements.
Integrated Gas
In May 2022, we announced that Shell Australia Pty Ltd and its joint venture partner, SGH Energy, have taken a final investment decision to approve the development of the Crux natural gas field, off the coast of Western Australia.
In July 2022, we were selected by QatarEnergy as a partner in the North Field expansion project in Qatar.
Upstream
In April 2022, we announced that we have signed the production-sharing contract (PSC) to formally acquire a 25% stake in the Atapu Field in Brazil.
In May 2022, we announced the start of production of the FPSO Guanabara in the Mero field, in the offshore Santos Basin in Brazil.
In July 2022, we announced the final investment decision to develop the Jackdaw gas field in the UK North Sea, following regulatory approval earlier this year.
Marketing
In May 2022, we completed the sale of Shell Neft LLC, Shell’s retail stations and lubricants business in Russia, to PJSC LUKOIL.
In June 2022, we completed the acquisition of certain company-owned fuel and convenience retail sites from the Landmark group of companies in the USA, including supply agreements for the independently operated fuel and convenience sites.
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Chemicals and Products
In July 2022, we announced that Shell USA, Inc. and Shell Midstream Partners, L.P. had executed a definitive agreement and plan of merger, pursuant to which Shell USA, Inc. will acquire all of the common units representing limited partner interests in Shell Midstream Partners, L.P. held by the public.
Renewables and Energy Solutions
In April 2022, we signed an agreement with Actis Solenergi Limited to acquire 100% of Solenergi Power Private Limited and with it, the Sprng Energy group of companies in India.
In July 2022, we announced the final investment decision to build Holland Hydrogen I, which will be Europe's largest renewable hydrogen plant once operational in 2025.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
8,103	3,079	969	+163	Segment earnings		11,183	3,421	+227
4,346	(1,013)	(636)		Identified items	A	3,332	245
3,758	4,093	1,605	-8	Adjusted Earnings	A	7,850	3,176	+147
6,529	6,315	3,318	+3	Adjusted EBITDA	A	12,844	6,741	+91
8,176	6,443	2,191	+27	Cash flow from operating activities		14,619	4,753	+208
919	863	765		Cash capital expenditure	C	1,782	1,662
144	120	165	+20	Liquids production available for sale (thousand b/d)		132	179	-26
4,642	4,504	4,817	+3	Natural gas production available for sale (million scf/d)		4,573	4,918	-7
944	896	995	+5	Total production available for sale (thousand boe/d)		920	1,026	-10
7.66	8.00	7.49	-4	LNG liquefaction volumes (million tonnes)		15.66	15.65	—
15.21	18.29	15.92	-17	LNG sales volumes (million tonnes)		33.50	32.30	+4
1.     Q2 on Q1 change.
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. The segment includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver gas and liquids to market as well as the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis
Segment earnings, compared with the first quarter 2022, mainly reflected higher production (increase of $109 million, post-tax), more than offset by the net of lower trading and optimisation results and assets realising higher prices (decrease of $296 million, post-tax).
Second quarter 2022 segment earnings included impairment reversals of $2,508 million (see Note 8 to the Condensed Consolidated Interim Financial Statements), gains of $1,979 million due to the fair value accounting of commodity derivatives primarily due to gas price developments, partly offset by charges of $326 million due to provisions for onerous contracts. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, variation margins cash inflows, the positive impact of timing differences between cash flows of derivatives and physical transactions, and working capital inflows, partly offset by tax payments.
Total oil and gas production, compared with the first quarter 2022, increased by 5% due to lower maintenance in Pearl GTL and Prelude, partly offset by the derecognition of Sakhalin-related volumes. LNG liquefaction volumes decreased by 4% mainly due to the derecognition of Sakhalin-related volumes, partly offset by lower maintenance.
Half Year Analysis
Segment earnings, compared with the first half 2021, mainly reflected higher margins (increase of $5,623 million, post-tax) reflecting higher realised prices and higher trading and optimisation results, partly offset by lower total oil and gas production (decrease of $612 million, post-tax).
First half 2022 segment earnings included gains of $3,562 million due to the fair value accounting of commodity derivatives, and net gains of $780 million from impairments and impairment reversals, partly offset by charges of $387 million due to provisions for onerous contracts. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
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Cash flow from operating activities for the first half 2022 was primarily driven by Adjusted EBITDA, and the positive impact of derivatives, partly offset by tax payments.
Total oil and gas production, compared with the first half 2021, decreased by 10% due to higher maintenance in Pearl GTL and Prelude, the derecognition of Sakhalin-related volumes, and a divestment in Canada.
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UPSTREAM

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
6,391	3,095	2,458	+106	Segment earnings		9,486	3,370	+181
1,479	(355)	(53)		Identified items	A	1,124	(74)
4,912	3,450	2,511	+42	Adjusted Earnings	A	8,362	3,444	+143
11,167	8,977	6,696	+24	Adjusted EBITDA	A	20,144	11,956	+68
8,110	5,964	4,972	+36	Cash flow from operating activities		14,074	8,864	+59
2,858	1,707	1,693		Cash capital expenditure	C	4,565	3,174
1,325	1,403	1,555	-6	Liquids production available for sale (thousand b/d)		1,364	1,556	-12
3,428	3,606	3,767	-5	Natural gas production available for sale (million scf/d)		3,517	4,248	-17
1,917	2,025	2,205	-5	Total production available for sale (thousand boe/d)		1,970	2,289	-14
1.Q2 on Q1 change.
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis
Segment earnings, compared with the first quarter 2022, mainly reflected higher realised oil and gas prices (increase of $1,417 million, post-tax), and share of profit of joint ventures and associated gain relating to storage and working gas transfer effects ($480 million, post-tax).
Second quarter 2022 segment earnings included a net gain from impairments and impairment reversals of $1,682 million (see Note 8 to the Condensed Consolidated Interim Financial Statements), partly offset by a $252 million charge related to the impact of the weakening Brazilian real on a deferred tax position. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by the timing impact of dividends from joint ventures and associates and tax payments.
Total production, compared with the first quarter 2022, decreased mainly due to scheduled maintenance.
Half Year Analysis
Segment earnings, compared with the first half 2021, mainly reflected higher realised oil and gas prices (increase of $5,930 million, post-tax), partly offset by lower volumes (reduction of $1,823 million, post-tax), mainly as a result of divestments.
First half 2022 segment earnings included a net gain from impairments and impairment reversals of $1,285 million, partly offset by losses of $346 million due to the fair value accounting of commodity derivatives. These gains and losses are included in identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half of 2022 was primarily driven by Adjusted EBITDA, partly offset by the timing impact of dividends from joint ventures and associates and tax payments.
Total production, compared with the first half 2021, decreased due to the impact of divestments and scheduled maintenance. The impact of field decline was offset by growth from new fields.
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MARKETING

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
836	165	977	+408	Segment earnings²		1,000	1,633	-39
85	(572)	22		Identified items	A	(487)	(125)
751	737	955	+2	Adjusted Earnings²	A	1,488	1,757	-15
1,452	1,323	1,710	+10	Adjusted EBITDA[2]	A	2,775	3,136	-12
(454)	(530)	1,133	+14	Cash flow from operating activities		(984)	1,959	-150
1,620	473	467		Cash capital expenditure	C	2,092	850
2,515	2,372	2,406	+6	Marketing sales volumes (thousand b/d)		2,444	2,313	+6
1.Q2 on Q1 change.
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, shipping, commercial road transport and agricultural sectors.
Quarter Analysis
Segment earnings, compared with the first quarter 2022, reflected higher Marketing margins (increase of $127 million, post-tax) including higher Mobility sales volumes due to seasonality, partly offset by lower Lubricants margins due to higher feedstock costs. These were partly offset by tax charges mainly linked to hyperinflation (increase of $96 million, post-tax).
Second quarter 2022 segment earnings included a net gain of $128 million from impairments and impairment reversals, and reversals of provisions for expected credit losses of $103 million. These net gains were partly offset by net losses of $99 million related to the sale of assets and a loss of $60 million due to the fair value accounting of commodity derivatives. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by working capital outflows of $2,272 million, partly offset by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $396 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first quarter 2022, increased mainly due to seasonal effects in Mobility, and Sectors & Decarbonisation.
Half Year Analysis
Segment earnings, compared with the first half 2021, mainly reflected higher operating expenses (increase of $338 million, post-tax), with Marketing margins in line with the first half 2021.
Half year 2022 segment earnings included net losses of $230 million from impairments and impairment reversals, net losses of $98 million related to the sale of assets, provisions for onerous contracts of $62 million, provisions for expected credit losses of $57 million and losses of $42 million due to the fair value accounting of commodity derivatives. These losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the half year 2022 was primarily driven by working capital outflows of $4,215 million, and tax payments of $222 million, partly offset by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $664 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first half 2021, increased mainly due to demand recovery in Aviation (within Sectors & Decarbonisation).
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CHEMICALS AND PRODUCTS

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
2,131	1,072	(508)	+99	Segment earnings²		3,203	152	+2002
96	(96)	(1,496)		Identified items	A	1	(1,618)
2,035	1,168	989	+74	Adjusted Earnings²	A	3,203	1,770	+81
3,184	2,006	1,909	+59	Adjusted EBITDA[2]	A	5,191	3,612	+44
2,728	3,673	2,180	-26	Cash flow from operating activities		6,402	2,557	+150
1,226	998	1,311		Cash capital expenditure	C	2,224	2,329
1,342	1,397	1,833	-4	Refinery processing intake (thousand b/d)		1,370	1,792	-24
1,596	1,598	2,145	—	Refining & Trading sales volumes (thousand b/d)		1,597	2,045	-22
3,054	3,330	3,609	-8	Chemicals sales volumes (thousand tonnes)		6,384	7,192	-11
1.Q2 on Q1 change.
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis
Segment earnings, compared with the first quarter 2022, reflected higher Products margins (increase of $1,096 million, post-tax) reflecting higher realised Refining margins including the effects of dislocation in product markets, partly offset by lower contributions from trading and optimisation, as well as lower operating expenses (decrease of $111 million, post-tax). These were partly offset by lower Chemicals margins (decrease of $160 million, post-tax) due to higher feedstock and utility costs as well as higher turnarounds.
Second quarter 2022 segment earnings included gains of $74 million due to the fair value accounting of commodity derivatives, and gains of $64 million related to the sale of assets. These gains were partly offset by impairment charges of $41 million. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the second quarter were a loss of $158 million for Chemicals and positive earnings of $2,193 million for Products.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, non-cash cost-of-sales adjustments of $1,579 million, the timing of payments relating to emissions and biofuel programmes of $557 million, a long-term payable for a volume purchase contract of $507 million, and dividends from joint ventures and associates of $462 million. These inflows were partly offset by working capital outflows of $3,673 million.
Chemicals manufacturing plant utilisation was 78% (previous methodology: 71%) compared with 85% (previous methodology: 78%) in the first quarter 2022, due to higher turnarounds.
Refinery utilisation was 84% (previous methodology: 69%) compared with 81% (previous methodology: 71%) in the first quarter 2022, due to turnaround completion in the second quarter 2022.
With effect from the second quarter 2022, the methodology applied in calculating both Chemicals manufacturing plant utilisation and Refinery utilisation has been revised to further align with industry disclosures. The revisions include moving from stream days capacity (defined as the maximum throughput, excluding the impact of maintenance or operational outages) to calendar days capacity (defined as the throughput including typical limitations such as maintenance over an extended period of time). Furthermore, Refinery utilisation is now specific to the capacity of the crude distillation unit (except for Scotford Refinery which uses the capacity of the hydrocracker), and no longer the capacity across all refinery units.
Half Year Analysis
Segment earnings, compared with the first half 2021, reflected higher Products margins (increase of $3,055 million, post-tax) reflecting higher realised Refining margins and higher contributions from trading and optimisation, as well as lower depreciation charges (decrease of $165 million, post-tax). These were partly offset by lower Chemicals margins (decrease of $1,447 million, post-tax) and higher operating expenses (increase of $331 million, post-tax).
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Half year 2022 segment earnings included gains of $172 million related to the sale of assets, and gains of $94 million related to the remeasurement of redundancy and restructuring costs. These net gains were partly offset by charges of $159 million related to the fair value accounting of commodity derivatives, and impairment charges of $87 million. These gains and losses are part of identified items (see Reference A).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the first half 2022 were a loss of $127 million for Chemicals and positive earnings of $3,330 million for Products.
Cash flow from operating activities for the half year 2022 was primarily driven by Adjusted EBITDA, non-cash cost-of-sales adjustments of $4,173 million, the timing of payments relating to emissions and biofuel programmes of $991 million, a long-term payable for a volume purchase contract of $507 million, and dividends from joint ventures and associates of $390 million. These inflows were partly offset by working capital outflows of $4,738 million, and cash outflows related to commodity derivatives of $653 million.
Chemicals manufacturing plant utilisation was 82% (previous methodology: 75%) compared with 88% (previous methodology: 81%) in the first half 2021, due to higher turnarounds.
Refinery utilisation was 82% (previous methodology: 70%) compared with 82% (previous methodology: 74%) in the first half 2021, due to the impact of divestments and turnarounds.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Half year
Q2 2022	Q1 2022	Q2 2021	%¹		Reference	2022	2021	%
(173)	(1,536)	(564)	+89	Segment earnings		(1,709)	(282)	-507
(898)	(1,880)	(551)		Identified items	A	(2,778)	(167)
725	344	(13)	+111	Adjusted Earnings	A	1,069	(115)	+1030
1,013	521	89	+95	Adjusted EBITDA	A	1,534	23	+6645
(558)	(459)	1,686	-22	Cash flow from operating activities		(1,017)	1,846	-155
321	985	117		Cash capital expenditure	C	1,307	286
54	57	61	-5	External power sales (terawatt hours)[2]		111	125	-12
188	257	197	-27	Sales of pipeline gas to end-use customers (terawatt hours)[3]		445	458	-3
1.Q2 on Q1 change.
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
The Renewables and Energy Solutions segment includes Shell’s Integrated Power activities, comprising electricity generation, marketing, trading and optimisation of power and pipeline gas, and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture & storage hubs, trading of carbon credits and investment in nature-based projects that avoid or reduce carbon.
Quarter Analysis
Segment earnings, compared with the first quarter 2022, mainly reflected higher trading and optimisation results for gas and power, due to extraordinary gas and power price volatility, across North America, Europe and Australia, and favourable movements in joint venture earnings related to tax.
Identified items (post-tax): Second quarter 2022 segment earnings included net losses of $898 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. See Reference A.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the second quarter 2022 was primarily driven by net cash outflows related to derivatives, partly offset by Adjusted EBITDA, and working capital inflows.
Half Year Analysis
Segment earnings, compared with the first half 2021, reflected higher trading and optimisation results for gas and power, due to the extraordinary market environment, and lower operating expenses.
Identified items (post-tax): First half 2022 segment earnings included net charges of $2,778 million due to the fair value accounting of commodity derivates.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2022 was primarily driven by working capital outflows, net cash outflows related to derivatives, partly offset by Adjusted EBITDA.
Additional Growth Measures
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Quarters					Half year
Q2 2022	Q1 2022	Q2 2021	%¹		2022	2021	%
				Renewable power generation capacity (gigawatt):
1.1	1.0	1.2	+5	– In operation[2]	1.1	1.2	-10
4.6	3.6	3.1	+28	– Under construction and/or committed for sale[3]	4.6	3.1	+50
1.Q2 on Q1 change.
2.Shell's equity share of renewable generation capacity post commercial operation date.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA).
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CORPORATE

Quarters			$ million		Half year
Q2 2022	Q1 2022	Q2 2021		Reference	2022	2021
(529)	(736)	(592)	Segment earnings		(1,264)	(1,124)
97	(187)	(193)	Identified items	A	(90)	(59)
(626)	(548)	(399)	Adjusted Earnings	A	(1,174)	(1,065)
(197)	(114)	(101)	Adjusted EBITDA	A	(310)	(274)
652	(277)	454	Cash flow from operating activities		375	932
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis
Segment earnings, compared with the first quarter 2022, reflected favourable movements in tax credits and lower net interest expense, partly offset by unfavourable currency exchange rate effects.
Second quarter 2022 segment earnings included a gain of $99 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A).
Adjusted Earnings are derived from segment earnings, adjusted for identified items. Adjusted EBITDA were mainly driven by unfavourable currency exchange effects.
Half Year Analysis
Segment earnings, compared with the first half 2021, reflected unfavourable movements in tax credits, partly offset by lower net interest expense.
First half 2022 segment earnings included a loss of $87 million from the deferred tax impact of the strengthening Brazilian real on financing positions, which is part of identified items (see Reference A).
Adjusted Earnings are derived from segment earnings, adjusted for identified items. Adjusted EBITDA were mainly driven by unfavourable currency exchange effects.
OUTLOOK FOR THE THIRD QUARTER 2022
Cash capital expenditure is expected to be in line with the $23 - $27 billion range for the full year.
Integrated Gas production is expected to be approximately 890 - 940 thousand boe/d.
LNG liquefaction volumes are expected to be approximately 6.9 - 7.5 million tonnes.
Third quarter 2022 outlook includes substantially more planned maintenance compared with second quarter 2022 and uncertainty around the impact of “Permitted Industrial Actions” at Prelude.
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d in the third quarter 2022.
The third quarter production outlook reflects that Salym-related volumes in Russia are no longer recognised.
Marketing sales volumes are expected to be approximately 2,350 - 2,850 thousand b/d.
Refinery utilisation is expected to be approximately 90% - 98%.
Chemicals manufacturing plant utilisation is expected to be approximately 82% - 90%.
The utilisation ranges presented use the revised methodology (please refer to 'Chemicals and Products' in the 'Performance by Segment' section).
Chemicals sales volumes are expected to be approximately 3,100 - 3,600 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $450 - $650 million in the third quarter 2022 and a net expense of approximately $2,000 - $2,400 million for the full year 2022. This excludes the impact of currency exchange rate effects.
FORTHCOMING EVENTS
The “Shell Insights: Marketing Business Update” event is scheduled for October 6, 2022. Third quarter 2022 results and dividends are scheduled to be announced on October 27, 2022.
Shell plc            Unaudited Condensed Interim Financial Report            13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
100,059	84,204	60,515	Revenue[1,4]	184,263	116,181
2,031	(303)	1,114	Share of profit/(loss) of joint ventures and associates[4]	1,728	2,108
993	(737)	134	Interest and other income/(expenses)[2,4]	257	2,590
103,083	83,164	61,764	Total revenue and other income/(expenses)	186,247	120,879
66,658	55,657	39,717	Purchases	122,315	74,086
6,359	6,029	5,162	Production and manufacturing expenses	12,389	11,970
2,924	3,239	3,107	Selling, distribution and administrative expenses[4]	6,163	5,569
264	189	201	Research and development	452	366
370	269	332	Exploration	639	617
(348)	6,295	8,223	Depreciation, depletion and amortisation[4,5]	5,947	14,119
695	711	893	Interest expense	1,406	1,784
76,923	72,388	57,634	Total expenditure	149,311	108,512
26,160	10,776	4,130	Income/(loss) before taxation	36,936	12,367
7,922	3,457	571	Taxation charge/(credit)	11,379	3,024
18,238	7,319	3,559	Income/(loss) for the period¹	25,557	9,343
198	203	131	Income/(loss) attributable to non-controlling interest	401	255
18,040	7,116	3,428	Income/(loss) attributable to Shell plc shareholders	25,156	9,087
2.42	0.94	0.44	Basic earnings per share ($)[3]	3.34	1.17
2.40	0.93	0.44	Diluted earnings per share ($)[3]	3.31	1.16
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
4.    See Note 9 “Withdrawal from Russian oil and gas activities”.
5.    See Note 8 “Impairments and reversals of impairments”.
Shell plc            Unaudited Condensed Interim Financial Report            14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,238	7,319	3,559	Income/(loss) for the period	25,557	9,343
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(2,644)	259	575	– Currency translation differences	(2,385)	(277)
(24)	(41)	(2)	– Debt instruments remeasurements	(65)	(16)
(98)	267	(84)	– Cash flow hedging gains/(losses)	169	48
211	50	(51)	– Net investment hedging gains/(losses)	261	120
9	212	(20)	– Deferred cost of hedging	222	(54)
(22)	190	(7)	– Share of other comprehensive income/(loss) of joint ventures and associates	168	(63)
(2,567)	938	410	Total	(1,630)	(242)
			Items that are not reclassified to income in later periods:
5,712	1,718	1,675	– Retirement benefits remeasurements	7,430	6,303
(457)	24	10	– Equity instruments remeasurements	(433)	50
36	(74)	(42)	– Share of other comprehensive income/(loss) of joint ventures and associates	(38)	(67)
5,291	1,668	1,643	Total	6,959	6,285
2,724	2,606	2,053	Other comprehensive income/(loss) for the period	5,330	6,044
20,962	9,925	5,612	Comprehensive income/(loss) for the period	30,887	15,386
327	218	145	Comprehensive income/(loss) attributable to non-controlling interest	545	266
20,635	9,707	5,467	Comprehensive income/(loss) attributable to Shell plc shareholders	30,342	15,121

Shell plc            Unaudited Condensed Interim Financial Report            15

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets	25,540	24,693
Property, plant and equipment [3]	200,122	194,932
Joint ventures and associates	23,264	23,415
Investments in securities	3,507	3,797
Deferred tax[1]	8,575	12,426
Retirement benefits[1]	14,973	8,471
Trade and other receivables	5,853	7,065
Derivative financial instruments²	839	815
	282,674	275,614
Current assets
Inventories	36,087	25,258
Trade and other receivables	66,708	53,208
Derivative financial instruments²	23,257	11,369
Cash and cash equivalents	38,970	36,970
	165,022	126,805
Assets classified as held for sale[1]	203	1,960
	165,224	128,765
Total assets	447,898	404,379
Liabilities
Non-current liabilities
Debt	77,220	80,868
Trade and other payables	3,829	2,075
Derivative financial instruments²	3,238	887
Deferred tax[1]	16,145	12,547
Retirement benefits[1]	8,693	11,325
Decommissioning and other provisions	25,798	25,804
	134,922	133,506
Current liabilities
Debt	6,521	8,218
Trade and other payables	75,445	63,173
Derivative financial instruments²	28,881	16,311
Income taxes payable	4,506	3,254
Decommissioning and other provisions	2,943	3,338
	118,295	94,294
Liabilities directly associated with assets classified as held for sale[1]	382	1,253
	118,678	95,547
Total liabilities	253,600	229,053
Equity attributable to Shell plc shareholders	190,500	171,966
Non-controlling interest	3,799	3,360
Total equity	194,299	175,326
Total liabilities and equity	447,898	404,379
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
3.    See Note 8 “Impairments and reversals of impairments”.
Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	5,186	25,156	30,342	545	30,887
Transfer from other comprehensive income	—	—	13	(13)	—	—	—
Dividends³	—	—	—	(3,680)	(3,680)	(110)	(3,790)
Repurchases of shares[4]	(27)	—	27	(8,544)	(8,544)	—	(8,544)
Share-based compensation	—	427	(137)	175	465	—	465
Other changes	—	—	—	(49)	(49)	3	(47)
At June 30, 2022	614	(184)	23,998	166,072	190,500	3,799	194,299
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	6,033	9,087	15,121	266	15,386
Transfer from other comprehensive income	—	—	(15)	15	—	—	—
Dividends[3]	—	—	—	(2,620)	(2,620)	(265)	(2,886)
Share-based compensation	—	350	(219)	59	190	—	190
Other changes	—	—	—	(2)	(2)	16	15
At June 30, 2021	651	(358)	18,552	149,155	167,999	3,244	171,243
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.
Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
26,160	10,776	4,130	Income before taxation for the period	36,936	12,367
			Adjustment for:
551	599	797	– Interest expense (net)	1,150	1,554
(348)	6,295	8,223	– Depreciation, depletion and amortisation[3]	5,947	14,119
189	79	108	– Exploration well write-offs	268	244
(334)	(193)	55	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(527)	(2,018)
(2,031)	303	(1,114)	– Share of (profit)/loss of joint ventures and associates	(1,728)	(2,108)
1,245	926	782	– Dividends received from joint ventures and associates	2,171	1,361
(6,833)	(4,914)	(2,495)	– (Increase)/decrease in inventories	(11,747)	(5,921)
(4,066)	(10,005)	(4,080)	– (Increase)/decrease in current receivables	(14,071)	(10,909)
6,656	7,495	5,016	– Increase/(decrease) in current payables	14,150	10,881
(1,779)	3,495	2,173	– Derivative financial instruments	1,716	2,358
123	247	47	– Retirement benefits	370	156
571	(9)	(124)	– Decommissioning and other provisions	562	(46)
1,706	1,876	561	– Other[1]	3,582	1,145
(3,155)	(2,155)	(1,465)	Tax paid	(5,310)	(2,274)
18,655	14,815	12,617	Cash flow from operating activities	33,470	20,910
(6,677)	(4,237)	(4,232)	Capital expenditure	(10,914)	(8,117)
(264)	(755)	(115)	Investments in joint ventures and associates	(1,019)	(184)
(83)	(72)	(36)	Investments in equity securities	(156)	(57)
783	557	1,162	Proceeds from sale of property, plant and equipment and businesses	1,340	4,268
51	138	4	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	190	279
4	12	108	Proceeds from sale of equity securities	16	139
160	92	110	Interest received	252	209
293	753	799	Other investing cash inflows	1,046	1,510
(474)	(762)	(746)	Other investing cash outflows	(1,236)	(1,583)
(6,207)	(4,273)	(2,946)	Cash flow from investing activities	(10,481)	(3,535)
640	131	(34)	Net increase/(decrease) in debt with maturity period within three months	772	79
			Other debt:
35	101	57	– New borrowings	135	166
(2,531)	(2,541)	(3,901)	– Repayments	(5,072)	(9,607)
(1,090)	(657)	(1,162)	Interest paid	(1,747)	(1,968)
(828)	(483)	(57)	Derivative financial instruments	(1,311)	(506)
2	3	—	Change in non-controlling interest	5	15
			Cash dividends paid to:
(1,851)	(1,950)	(1,310)	– Shell plc shareholders[2]	(3,802)	(2,602)
(63)	(47)	(140)	– Non-controlling interest	(110)	(265)
(5,541)	(3,472)	—	Repurchases of shares	(9,013)	(216)
78	(103)	(2)	Shares held in trust: net sales/(purchases) and dividends received	(25)	(65)
(11,150)	(9,019)	(6,550)	Cash flow from financing activities	(20,168)	(14,970)
(688)	(134)	(2)	Effects of exchange rate changes on cash and cash equivalents	(822)	(130)
609	1,389	3,119	Increase/(decrease) in cash and cash equivalents	1,999	2,275
38,360	36,970	30,985	Cash and cash equivalents at beginning of period	36,970	31,830
38,970	38,360	34,104	Cash and cash equivalents at end of period	38,970	34,104
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            18

2. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
3. See Note 8 “Impairments and reversals of impairments”.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 228 to 283) and Form 20-F (pages 204 to 261) for the year ended December 31, 2021 as filed with the Registrar of Companies for England and Wales, the Autoriteit Financiële Markten (the Netherlands) and the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2021 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Going concern
These unaudited Interim Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2023 (the “going concern period”), management have stress tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, potential downside pressures on commodity prices and cash preservation measures, including reduced future operating costs, capital expenditure, shareholder distributions and increased divestments. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Interim Statements.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2022, resulting in reversal of impairment losses recognised previously. See Note 8.
Changes to IFRS not yet adopted
IFRS 17 Insurance contracts was issued in 2017, with amendments published in 2020 and 2021, and is required to be adopted for annual reporting periods beginning on or after January 1, 2023. Shell is in the process of implementing the standard. The standard is not expected to have a significant effect on future financial reporting.
2.    Segment information
As from January 1, 2022, onwards reporting segments are aligned with Shell’s Powering Progress strategy. The Renewables and Energy Solutions business is now reported separately from Integrated Gas. Oil Products and Chemicals were reorganised into two segments – Marketing and Chemicals and Products. The shales assets in Canada are now reported as part of the Integrated Gas segment instead of the Upstream segment. Prior period comparatives have been revised to conform with current year presentation. The reporting segment changes have no impact on a Shell Group level.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
Shell plc            Unaudited Condensed Interim Financial Report            19

INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
			Third-party revenue
12,403	14,074	5,537	Integrated Gas	26,477	11,559
2,253	1,531	2,281	Upstream	3,784	4,217
34,121	26,136	20,165	Marketing	60,257	36,742
39,793	33,420	28,861	Chemicals and Products	73,213	54,752
11,477	9,026	3,658	Renewables and Energy Solutions	20,503	8,885
12	16	12	Corporate	28	26
100,059	84,204	60,515	Total third-party revenue¹	184,263	116,181
			Inter-segment revenue
4,176	3,532	1,871	Integrated Gas	7,708	3,470
13,951	11,940	8,793	Upstream	25,892	15,852
153	101	55	Marketing	254	108
718	667	505	Chemicals and Products	1,385	875
1,522	1,242	785	Renewables and Energy Solutions	2,764	1,668
—	—	—	Corporate	—	—
			CCS earnings
8,103	3,079	969	Integrated Gas	11,183	3,421
6,391	3,095	2,458	Upstream	9,486	3,370
836	165	977	Marketing	1,000	1,633
2,131	1,072	(508)	Chemicals and Products	3,203	152
(173)	(1,536)	(564)	Renewables and Energy Solutions	(1,709)	(282)
(529)	(736)	(592)	Corporate	(1,264)	(1,124)
16,759	5,140	2,741	Total CCS earnings	21,899	7,171
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2022 included income of $3,477 million(Q1 2022: $1,700 million losses; Q2 2021: $340 million losses). This amount includes both the reversal of prior losses of $2,094 million (Q1 2022: $2,867 million losses; Q2 2021: $374 million losses) related to sales contracts and prior gains of $1,982 million (Q1 2022: $2,137 million gains; Q2 2021: $434 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the second quarter 2022.
Shell plc            Unaudited Condensed Interim Financial Report            20

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,040	7,116	3,428	Income/(loss) attributable to Shell plc shareholders	25,156	9,087
198	203	131	Income/(loss) attributable to non-controlling interest	401	255
18,238	7,319	3,559	Income/(loss) for the period	25,557	9,343
			Current cost of supplies adjustment:
(1,929)	(2,794)	(994)	Purchases	(4,723)	(2,625)
496	682	208	Taxation	1,178	562
(46)	(68)	(33)	Share of profit/(loss) of joint ventures and associates	(114)	(108)
(1,479)	(2,180)	(818)	Current cost of supplies adjustment	(3,659)	(2,172)
			of which:
(1,363)	(2,090)	(793)	Attributable to Shell plc shareholders	(3,453)	(2,108)
(116)	(89)	(25)	Attributable to non-controlling interest	(205)	(64)
16,759	5,140	2,741	CCS earnings	21,899	7,171
			of which:
16,677	5,026	2,634	CCS earnings attributable to Shell plc shareholders	21,703	6,980
82	114	106	CCS earnings attributable to non-controlling interest	196	191

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,040	7,116	3,428	Income/(loss) attributable to Shell plc shareholders ($ million)	25,156	9,087

			Weighted average number of shares used as the basis for determining:
7,453.2	7,603.0	7,790.1	Basic earnings per share (million)	7,527.7	7,786.1
7,518.5	7,661.6	7,835.9	Diluted earnings per share (million)	7,589.6	7,834.2
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(294,476,534)			(25)	(25)
At June 30, 2022			7,355,041,629			614	614
At January 1, 2021	4,101,239,499	3,706,183,836		345	306		651
At June 30, 2021	4,101,239,499	3,706,183,836		345	306		651
1. .Share capital at June 30, 2022 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
Shell plc            Unaudited Condensed Interim Financial Report            21

At Shell plc’s Annual General Meeting on May 24, 2022, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of €177 million (representing 2,530 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2023, and the end of the Annual General Meeting to be held in 2023, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	5,186	5,186
Transfer from other comprehensive income	—	—	—	—	13	13
Repurchases of shares	—	—	27	—	—	27
Share-based compensation	—	—	—	(137)	—	(137)
At June 30, 2022	37,298	154	168	827	(14,447)	23,998
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	6,033	6,033
Transfer from other comprehensive income	—	—	—	—	(15)	(15)
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(219)	—	(219)
At June 30, 2021	37,298	154	129	687	(19,717)	18,552
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2022, are consistent with those used in the year ended December 31, 2021, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	June 30, 2022	December 31, 2021
Carrying amount	56,709	61,579
Fair value¹	54,304	67,066
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income

Interest and other income
Shell plc            Unaudited Condensed Interim Financial Report            22

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
993	(737)	134	Interest and other income/(expenses)	257	2,590
			of which:
144	111	95	Interest income	255	230
198	1	34	Dividend income (from investments in equity securities)	199	35
334	193	(55)	Net gains on sales and revaluation of non-current assets and businesses	527	2,018
166	15	4	Net foreign exchange gains/(losses) on financing activities	182	90
151	(1,057)	56	Other	(907)	217
For the first quarter 2022, Other includes the write-down of the loan to Nord Stream 2 amounting to $1,126 million. See Note 9.
Condensed Consolidated Balance Sheet
Application of IAS 29 Financial Reporting in Hyperinflationary Economies
As from the second quarter 2022, Shell applies IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29) for its Turkish lira functional currency entities. The application of IAS 29 had no significant impact.
Deferred tax

$ million
	June 30, 2022	December 31, 2021
Non-current assets
Deferred tax	8,575	12,426
Non-current liabilities
Deferred tax	16,145	12,547
Net deferred liability	(7,570)	(121)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Shell's net deferred tax position was a liability of $7,570 million at June 30, 2022 (December 31, 2021: $121 million). The increase in the net liability since December 31, 2021, was mainly driven by utilisation of tax losses ($2.4 billion), pension remeasurements ($2.4 billion) and impairment reversals ($1.8 billion).
On July 14, 2022, the Energy (Oil & Gas) Profits Levy Act 2022 (EPL) was enacted in the United Kingdom which applies an additional tax on the profits earned by oil and gas companies from the production of oil and gas on the United Kingdom Continental Shelf. The new tax will be applied to income generated after May 26, 2022 and its introduction is expected to have a negative impact of some $400 million on the deferred tax position recognised in the balance sheet at June 30, 2022.

Assets classified as held for sale

$ million
	June 30, 2022	December 31, 2021
Assets classified as held for sale	203	1,960
Liabilities directly associated with assets classified as held for sale	382	1,253
Assets classified as held for sale and associated liabilities at June 30, 2022 relate to one entity held for sale. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($129 million; December 31, 2021: $896 million) and Trade and other payables ($228 million; December 31, 2021: $375 million).
Retirement benefits
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$ million
	June 30, 2022	December 31, 2021
Non-current assets
Retirement benefits	14,973	8,471
Non-current liabilities
Retirement benefits	8,693	11,325
Surplus/(deficit)	6,280	(2,854)

Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change of the net retirement benefit liability as at December 31, 2021, into the net retirement benefit asset as at June 30, 2022, is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone as well as a decrease in long-term UK and Eurozone inflation rate expectations since the end of Q1 2022 partly offset by losses on plan assets.

Consolidated Statement of Cash Flows

Cash flow from operating activities - Other

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
1,706	1,876	561	Other	3,582	1,145

Cash flow from operating activities - Other for the second quarter 2022 includes $685 million of net inflows (first quarter 2022: $490 million; second quarter 2021: $710 million) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America and $425 million (first quarter 2022: $115 million; second quarter 2021: $11 million) in relation to reversal of currency losses on Cash and cash equivalents.In the first quarter 2022, it also included $1,126 million for the write-down of the Nord Stream 2 loan (see Note 9).
8. Impairments and reversals of impairments

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
(348)	6,295	8,223	Depreciation, depletion and amortisation	5,947	14,119
			of which:
5,608	5,388	5,890	Depreciation	10,997	11,702
153	907	2,334	Impairments	1,059	2,622
(6,109)	—	(1)	Impairment reversals	(6,109)	(205)

The gain in the second quarter 2022 resulting from reversals of impairments recognised previously was mainly triggered by revision of Shell's mid- and long-term commodity price assumptions reflecting the current energy market demand and supply fundamentals.

In the second quarter 2022, gains from reversals were recognised of $6,169 million pre-tax (first quarter 2022: zero, second quarter 2021: $1 million), of which $6,109 million (first quarter 2022: zero, second quarter 2021: $1 million) recognised in depreciation, depletion and amortisation and $60 million (first quarter 2022: zero, second quarter 2021: zero) recognised in share of profit of joint ventures and associates.

Gains from reversals of impairments of $6,109 million pre-tax ($4,355 million post-tax) are mainly related to i) Integrated Gas for $3,450 million pre-tax ($2,448 million post-tax), mainly relating to the QGC Integrated Gas asset, ii) Upstream for $2,523 million pre-tax ($1,771 million post-tax), mainly related to two offshore projects in Brazil and an asset in the US Gulf of Mexico, and iii) to Marketing for $136 million pre-tax ($136 million post-tax).

For impairment testing purposes and potential reversal of impairments recognised previously, the respective carrying amounts of property, plant and equipment and intangible assets were compared with their value in use. Cash flow projections used in the determination of value in use were made using management’s forecasts of commodity prices, market supply and demand, operational and capital expenditures, potential costs associated with operational GHG emissions and expected production volumes. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC) of 5% (2021: 5%) for the Renewables and Energy Solutions segment and a nominal post-tax WACC of 6.5% (2021: 6.5%) for all other segments.
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Oil and gas price assumptions applied for impairment testing in Integrated Gas and Upstream are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, and policy measures. Factors impacting supply include consideration of investment and resource potential, cost of development of new supply, and behaviour of major resource holders. The near-term commodity price assumptions applied in the relevant impairment testing in the second quarter 2022 were as follows:

Commodity price assumptions [A]	2023	2024	2025	2026
Brent crude oil ($/b)	80	70	70	71
Henry Hub natural gas ($/MMBtu)	4.00	3.50	3.50	3.98
[A] Money of the day.

For periods after 2026, the real-term price assumptions applied were $65 per barrel (/b) for Brent crude oil and $4.00 per million British thermal units (/MMBtu) for Henry Hub natural gas.

9. Withdrawal from Russian oil and gas activities

Following the invasion of Ukraine by Russia, Shell announced in the first quarter 2022 its intent to:
a.Withdraw from its ventures in Russia with Gazprom and related entities, and to end its involvement in the Nord Stream 2 pipeline project;
b.Withdraw from its service station and lubricants operations in Russia. Shell is working on a plan to help to achieve this in a phased manner, ensuring it is done safely for Shell's staff and operations;
c.Orderly withdrawal from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG in a phased manner, aligned with new government guidance. Since these announcements, Shell has stopped all spot purchases of Russian crude, liquefied natural gas, and of cargoes of refined products directly exported from Russia. Shell will not renew long-term contracts for Russian oil, unless under explicit government direction, but is still legally obliged to take delivery of crude bought under contracts that were signed before the invasion. By the end of this year, all of Shell's long-term 3rd party purchases of Russian crude will stop, except for two contracts with a small, independent Russian producer. All of Shell's contracts to purchase refined products exported from Russia will also end. Shell still has long-term contractual commitments for Russian LNG. Reducing European reliance on piped natural gas supplies from Russia is also a very complex challenge that requires concerted action by governments, as well as energy suppliers and customers.

Subsequently, this led to recognition of net pre-tax charges of $4,235 million (post-tax: $3,894 million) in the first quarter 2022 and of net pre-tax negative charges of $111 million (post-tax: $136 million) in the second quarter 2022. These were recognised in:

	Q2 2022		Q1 2022	Half year 2022
Revenue	(133)		(335)	(468)
Share of profit of joint ventures and associates	—		(1,614)	(1,614)
Interest and other income/(expenses)	(71)	[1]	(1,126)	(1,197)
Selling, distribution and administrative expenses	115		(219)	(104)
Depreciation, depletion and amortisation	163		(858)	(695)
Other	37		(83)	(46)
Income/(loss) before taxation	111		(4,235)	(4,124)
Taxation charge/(credit)	25		341	366
Income/(loss) for the period	136		(3,894)	(3,758)
1. Mainly related to the loss following release of currency translation adjustments ($376 million) for Shell Neft and Gydan, partly offset by Sakhalin dividends received ($165 million) and termination of leases ($140 million).

In relation to the assets with a potential exposure to Shell's intended exit from all Russian hydrocarbons, including those assets for which the above charges were recognised in the first and second quarters 2022, the remaining balance sheet carrying amount as at June 30, 2022, is $0.2 billion (March 31, 2022: $1 billion).

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Further details are provided below.

Integrated Gas

Sakhalin-2
Shell has a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC), the project operator of Sakhalin-2, an integrated oil and gas project located on Sakhalin island, Russia. Other ownership interests are Gazprom 50% (plus one share), Mitsui 12.5%, Mitsubishi 10%. Up to March 31, 2022, this investment was accounted for as an associate applying the equity method. Following the first quarter announcements, the recoverable amount of the investment was estimated as the risk-adjusted dividends declared on Sakhalin's 2021 results, of which the first part was received in April 2022. This resulted in recognition of an impairment charge of $1,614 million in the first quarter 2022. Significant influence over the Sakhalin-2 investment has been lost from April 1, 2022, with the resignation of Shell's executive directors and withdrawal of managerial and technical staff, leading to recognition, without financial impact, of the investment as a financial asset accounted for at fair value from that date, with subsequent changes in fair value recognised in other comprehensive income.

On June 30, 2022, a Russian Presidential Decree was passed that aims to transfer licences and assets of SEIC into a newly created Russian company that would assume the rights and obligations of SEIC. The decree states that the foreign shareholders will be invited to receive shares in that entity equivalent to their shareholding in SEIC. Shell is assessing its rights and still working towards reaching an acceptable agreement that enables Shell to withdraw in line with all applicable legal requirements and agreements. Following the receipt of dividends in the second quarter 2022 and the Presidential Decree, appropriate fair value adjustments to the investment value have been recognised, against other comprehensive income. The remaining carrying value of the investment is zero as at June 30, 2022.

Nord Stream 2
Shell is one of five energy companies which have each committed to provide financing and guarantees for up to 10% of the total cost of the project. Following the first quarter announcements, Shell assessed the recoverability of the loan to Nord Stream 2, leading to a full write-down in the first quarter 2022 of the loan amounting to $1,126 million.

Upstream

Salym
Shell has a 50% interest in Salym Petroleum Development N.V. (Salym), a joint operation with GazpromNeft that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia. Shell consolidates its share in the joint operation. Following the first quarter announcements, Shell assessed the recoverability of the Salym carrying amounts, leading to full impairment amounting to $233 million in the first quarter 2022. In July 2022, the Shell directors on Salym resigned. Following recent events, joint control was lost early in the third quarter 2022 and as of that date Salym will be accounted for as a financial asset at fair value, with a carrying value of zero.

Gydan
Shell had a 50% interest in LLC Gydan Energy, a joint operation with GazpromNeft to explore and develop blocks in the Gydan peninsula, in north-western Siberia. This project is in the exploration phase, with no production. Following the first quarter announcements, Shell assessed the recoverability of the Gydan carrying amounts, leading to full impairment amounting to $153 million and other charges of $35 million in the first quarter 2022. During the second quarter 2022, all rights and obligations for Shell’s 50% interest have been transferred to GazpromNeft with an insignificant impact on the income statement.

Marketing

Shell Neft’s retail network consisted of 240 sites owned by Shell Neft and 171 sites owned by dealers and Shell Neft operated a lubricant blending plant. Shell Neft was a 100% Shell-owned subsidiary and was fully consolidated until the date of the disposal. Following the first quarter announcements, Shell assessed the recoverability of Shell Neft carrying amounts, resulting in an impairment of non-current assets of $358 million and other charges of $236 million. In the second quarter 2022, Shell transferred all shares of Shell Neft to Lukoil leading to net charges of $83 million, including the release of currency translation losses ($343 million).

Other

Marked to market risk adjustments of $335 million related to long-term offtake natural gas contracts, an impairment of right-of-use assets of $114 million and other charges of $36 million were recognised in the first quarter 2022. In the second quarter 2022, further Marked to market risk adjustments of $133 million were recognised following changes demanded to the contractual payment mechanism leading to the suspension by Gazprom of gas deliveries under these long-term offtake
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contracts. Finally, $140 million was recognised in income from the derecognition of lease liabilities following the termination of lease arrangements for which the right-of-use assets were impaired in the first quarter 2022.

10. Post-balance sheet events
On July 25, 2022, Shell announced that it will acquire all of the common units representing limited partner interests in Shell Midstream Partners, L.P. (NYSE: SHLX) held by the public at $15.85 per Public Common Unit in cash for a total value of approximately $1.96 billion. Shell currently owns approximately 68.5% of SHLX common units. The transaction is expected to close in the fourth quarter 2022, subject to customary closing conditions. In the consolidated statement of cash flows this transaction will be reflected as 'cash flow from financing activities'. Should this full transaction complete, the Net debt of Shell will increase by up to the value of the transaction, all else being equal.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define "Adjusted EBITDA" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,040	7,116	3,428	Income/(loss) attributable to Shell plc shareholders	25,156	9,087
(1,363)	(2,090)	(793)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)	(3,453)	(2,108)
5,205	(4,104)	(2,899)	Less: Identified items attributable to Shell plc shareholders	1,101	(1,788)
11,472	9,130	5,534	Adjusted Earnings	20,601	8,768
			Of which:
3,758	4,093	1,605	Integrated Gas	7,850	3,176
4,912	3,450	2,511	Upstream	8,362	3,444
751	737	955	Marketing	1,488	1,757
2,035	1,168	989	Chemicals and Products	3,203	1,770
725	344	(13)	Renewables and Energy Solutions	1,069	(115)
(626)	(548)	(399)	Corporate	(1,174)	(1,065)
(82)	(114)	(115)	Less: Non-controlling interest	(196)	(199)

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Adjusted EBITDA

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
11,472	9,130	5,534	Adjusted Earnings	20,601	8,768
82	114	115	Add: Non-controlling interest	196	199
5,248	3,719	1,178	Add: Taxation charge/(credit) excluding tax impact of identified items	8,966	2,728
5,608	5,388	5,890	Add: Depreciation, depletion and amortisation excluding impairments	10,997	11,702
189	79	108	Add: Exploration well write-offs	268	244
695	711	893	Add: Interest expense excluding identified items	1,406	1,784
144	111	95	Less: Interest income	255	230
23,150	19,028	13,623	Adjusted EBITDA[1]	42,177	25,195
			Of which:
6,529	6,315	3,318	Integrated Gas	12,844	6,741
11,167	8,977	6,696	Upstream	20,144	11,956
1,452	1,323	1,710	Marketing	2,775	3,136
3,184	2,006	1,909	Chemicals and Products	5,191	3,612
1,013	521	89	Renewables and Energy Solutions	1,534	23
(197)	(114)	(101)	Corporate	(310)	(274)
1.With effect from Q3 2021, Adjusted EBITDA includes the non-controlling interest component of Adjusted Earnings. Prior period comparatives have been revised.
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.

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IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
			Identified items before tax
351	193	(55)	Divestment gains/(losses)	544	2,018
6,016	(2,521)	(2,333)	Impairment reversals/(impairments)	3,496	(2,417)
(11)	59	68	Redundancy and restructuring	48	(679)
(334)	(203)	—	Provisions for onerous contracts	(537)	—
1,114	(1,289)	(1,373)	Fair value accounting of commodity derivatives and certain gas contracts	(175)	(985)
248	(1,287)	(29)	Other	(1,039)	2
7,384	(5,048)	(3,722)	Total identified items before tax	2,336	(2,062)
(2,179)	944	815	Total tax impact of identified items	(1,235)	265
			Identified items after tax
205	161	(83)	Divestment gains/(losses)	366	1,328
4,276	(2,529)	(1,787)	Impairments	1,747	(1,881)
(5)	60	45	Redundancy and restructuring	54	(441)
(314)	(190)	—	Provisions for onerous contracts	(504)	—
1,014	(777)	(1,181)	Fair value accounting of commodity derivatives and certain gas contracts	237	(816)
(218)	168	121	Impact of exchange rate movements on tax balances	(50)	11
247	(996)	(23)	Other	(749)	2
5,205	(4,104)	(2,908)	Impact on CCS earnings	1,101	(1,796)
			Of which:
4,346	(1,013)	(636)	Integrated Gas	3,332	245
1,479	(355)	(53)	Upstream	1,124	(74)
85	(572)	22	Marketing	(487)	(125)
96	(96)	(1,496)	Chemicals and Products	1	(1,618)
(898)	(1,880)	(551)	Renewables and Energy Solutions	(2,778)	(167)
97	(187)	(193)	Corporate	(90)	(59)
—	—	(8)	Impact on CCS earnings attributable to non-controlling interest	—	(8)
5,205	(4,104)	(2,899)	Impact on CCS earnings attributable to Shell plc shareholders	1,101	(1,788)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
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Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
6,677	4,237	4,232	Capital expenditure	10,914	8,117
264	755	115	Investments in joint ventures and associates	1,019	184
83	72	36	Investments in equity securities	156	57
7,024	5,064	4,383	Cash capital expenditure	12,088	8,357
			Of which:
919	863	765	Integrated Gas	1,782	1,662
2,858	1,707	1,693	Upstream	4,565	3,174
1,620	473	467	Marketing	2,092	850
1,226	998	1,311	Chemicals and Products	2,224	2,329
321	985	117	Renewables and Energy Solutions	1,307	286
81	37	30	Corporate	118	58
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2022	Q1 2022	Q2 2021
Income - current and previous three quarters	36,844	22,165	5,933
Interest expense after tax - current and previous three quarters	2,397	2,575	2,668
Income before interest expense - current and previous three quarters	39,241	24,740	8,601
Capital employed – opening	271,319	269,323	265,435
Capital employed – closing	278,039	265,581	271,319
Capital employed – average	274,679	267,452	268,377
ROACE on a Net income basis	14.3%	9.3%	3.2%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
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In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2022	Q1 2022	Q2 2021
Adjusted Earnings - current and previous three quarters (Reference A)	31,122	25,184	10,115
Add: Income/(loss) attributable to NCI - current and previous three quarters	675	608	371
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(260)	(170)	(90)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(11)	(19)	(18)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	31,548	25,642	10,414
Add: Interest expense after tax - current and previous three quarters	2,397	2,575	2,668
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	33,945	28,217	13,081
Capital employed - average	274,679	267,452	268,377
ROACE on an Adjusted Earnings plus NCI basis	12.4%	10.6%	4.9%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	June 30, 2022	March 31, 2022	June 30, 2021
Current debt	6,521	7,027	13,042
Non-current debt	77,220	79,021	87,034
Total debt	83,741	86,048	100,076
Of which lease liabilities	27,032	26,816	28,340
Add: Debt-related derivative financial instruments: net liability/(asset)	2,882	1,269	(912)
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,296)	(467)	675
Less: Cash and cash equivalents	(38,970)	(38,360)	(34,104)
Net debt	46,357	48,489	65,735
Add: Total equity	194,299	179,533	171,243
Total capital	240,655	228,022	236,978
Gearing	19.3%	21.3%	27.7%
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
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Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
6,359	6,029	5,162	Production and manufacturing expenses	12,389	11,970
2,924	3,239	3,107	Selling, distribution and administrative expenses	6,163	5,569
264	189	201	Research and development	452	366
9,547	9,457	8,470	Operating expenses	19,004	17,905
			Of which identified items:
(10)	59	68	Redundancy and restructuring (charges)/reversal	49	(679)
(267)	(117)	(31)	(Provisions)/reversal	(384)	(31)
—	(144)	(2)	Other	(143)	33
(277)	(201)	35		(478)	(677)
9,270	9,256	8,505	Underlying operating expenses	18,526	17,228
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,655	14,815	12,617	Cash flow from operating activities	33,470	20,910
(6,207)	(4,273)	(2,946)	Cash flow from investing activities	(10,481)	(3,535)
12,448	10,542	9,671	Free cash flow	22,989	17,375
838	708	1,274	Less: Divestment proceeds (Reference I)	1,546	4,686
—	—	24	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	24
2,060	513	2	Add: Cash outflows related to inorganic capital expenditure[1]	2,573	92
13,670	10,347	8,424	Organic free cash flow[2]	24,017	12,805
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
18,655	14,815	12,617	Cash flow from operating activities	33,470	20,910
(6,833)	(4,914)	(2,495)	(Increase)/decrease in inventories	(11,747)	(5,921)
(4,066)	(10,005)	(4,080)	(Increase)/decrease in current receivables	(14,071)	(10,909)
6,656	7,495	5,016	Increase/(decrease) in current payables	14,150	10,881
(4,243)	(7,425)	(1,559)	(Increase)/decrease in working capital	(11,667)	(5,949)
22,898	22,240	14,176	Cash flow from operating activities excluding working capital movements	45,138	26,859
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Half year
Q2 2022	Q1 2022	Q2 2021		2022	2021
783	557	1,162	Proceeds from sale of property, plant and equipment and businesses	1,340	4,268
51	138	4	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	190	279
4	12	108	Proceeds from sale of equity securities	16	139
838	708	1,274	Divestment proceeds	1,546	4,686
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PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Accounts (pages 22 to 33) and Form 20-F (pages 23 to 32) for the year ended December 31, 2021 and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.
STRATEGIC RISKS
•We are exposed to macroeconomic risks including fluctuating prices of crude oil, natural gas, oil products and chemicals.
•Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
•Our ability to achieve our strategic objectives depends on how we react to competitive forces.
•Rising concerns about climate change and effects of the energy transition could continue to lead to a fall in demand and potentially lower prices for fossil fuels. Climate change could also have a physical impact on our assets and supply chains. This risk may also lead to additional legal and/or regulatory measures, resulting in project delays or cancellations, potential additional litigation, operational restrictions and additional compliance obligations.
•If we fail to stay in step with the pace and extent of society’s changing demands for energy as it transitions to a low-carbon future, we could fail in sustaining and developing our business.
•We seek to execute divestments in pursuing our strategy. We may be unable to divest these assets successfully in line with our strategy.
•We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide.
OPERATIONAL RISKS
•Russia's invasion of Ukraine has affected the safety and security of our people and operations in these and neighbouring countries. The sanctions and export controls and the evolving geopolitical situation have caused wide-ranging challenges to our operations.
•The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules. This means subsequent downward adjustments are possible.
•Our future hydrocarbon production depends on the delivery of large and integrated projects and our ability to replace proved oil and gas reserves.
•The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
•A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
•An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.
•We rely heavily on information technology systems in our operations.
•Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber disruption and acts of war that could have a material adverse effect on our operations.
•Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.
•We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial and commodity markets.
•Our future performance depends on the successful development and deployment of new technologies and new products.
•We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
•We mainly self-insure our hazard risk exposures. Consequently, we could incur significant financial losses from different types of risks that are not insured with third-party insurers.
•Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
CONDUCT RISKS
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•We are exposed to conduct risk in our trading operations.
•Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of anti-bribery, tax-evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal proceedings and civil suits.
OTHER (generally applicable to an investment in securities)
•The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
FIRST QUARTER 2022 PORTFOLIO DEVELOPMENTS
Intent to withdraw from Russian oil and gas activities
We refer to Note 9 to the Condensed Consolidated Interim Financial Statements.
Integrated Gas
In March 2022, we announced that production has started on Block 22 and NCMA-4 in the North Coast Marine Area in Trinidad and Tobago.
Upstream
In March 2022, we announced that production has started at PowerNap, a subsea development in the US Gulf of Mexico.
In April 2022, we announced that we have signed the production-sharing contract (PSC) to formally acquire a 25% stake in the Atapu Field in Brazil.
In May 2022, we announced the start of production of the FPSO Guanabara in the Mero field, in the offshore Santos Basin in Brazil.
Chemicals and Products
In January 2022, we completed the sale of our interest in Deer Park Refining Limited Partnership in the USA.
In February 2022, we announced a non-binding offer to purchase all remaining common units held by the public representing limited partner interests in Shell Midstream Partners, L.P.
Renewables and Energy Solutions
In January 2022, we announced that Shell and ScottishPower won bids to develop 5 GW of floating wind power in the UK.
In January 2022, we started up a power-to-hydrogen electrolyser with 20 MW production capacity in China.
In February 2022, we completed the acquisition of online energy retailer Powershop Australia.
In February 2022, we announced that Atlantic Shores Offshore Wind, our joint venture with EDF Renewables North America, became the provisional winner of Block OCS-0541 in the New York Bight offshore wind auction.
In April 2022, we signed an agreement with Actis Solenergi Limited to acquire 100% of Solenergi Power Private Limited and with it, the Sprng Energy group of companies in India.
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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, July 28, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon footprint
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot
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reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 28, 2022
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

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APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2022
▪Cash and cash equivalents increased to $39.0 billion at June 30, 2022, from $38.4 billion at March 31, 2022.
▪Cash flow from operating activities was an inflow of $18.7 billion for the second quarter 2022, which included a negative working capital movement of $4.2 billion.
▪Cash flow from investing activities was an outflow of $6.2 billion for the second quarter 2022, mainly driven by capital expenditure of $6.7 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $0.8 billion.
▪Cash flow from financing activities was an outflow of $11.1 billion for the second quarter 2022, mainly driven by repurchases of shares of $5.5 billion, debt repayments of $2.5 billion, and dividend payments to Shell plc shareholders of $1.9 billion.
▪Total current and non-current debt decreased to $83.7 billion at June 30, 2022, compared with $86.0 billion at March 31, 2022. Total debt excluding leases decreased by $2.5 billion and the carrying amount of leases increased by $0.2 billion. In the second quarter 2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $1.9 billion in the second quarter 2022 compared with $1.3 billion in the second quarter 2021.
▪Dividends of $0.25 per share are announced on July 28, 2022, in respect of the second quarter 2022. These dividends are payable on September 19, 2022.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2022

▪Cash and cash equivalents increased to $39.0 billion at June 30, 2022, from $34.1 billion at June 30, 2021.
▪Cash flow from operating activities was an inflow of $33.5 billion for the first half of 2022, which included a negative working capital movement of $11.7 billion.
▪Cash flow from investing activities was an outflow of $10.5 billion for the first half of 2022, mainly driven by capital expenditure of $10.9 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $1.3 billion.
▪Cash flow from financing activities was an outflow of $20.2 billion for the first half of 2022, mainly driven by repurchases of shares of $9.0 billion, debt repayments of $5.1 billion, and dividend payments to Shell plc shareholders of $3.8 billion.
▪Total current and non-current debt decreased to $83.7 billion at June 30, 2022, compared with $100.1 billion at June 30, 2021. Total debt excluding leases decreased by $15.0 billion and the carrying amount of leases decreased by $1.3 billion. In the first half of 2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $3.8 billion in the first half of 2022, compared with $2.6 billion in the first half of 2021.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2022. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.
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CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2022
Equity attributable to Shell plc shareholders	190,500

Current debt	6,521
Non-current debt	77,220
Total debt[A]	83,741
Total capitalisation	274,241
[A] Of the total carrying amount of debt at June 30, 2022, $56.6 billion was unsecured, $27.1 billion was secured and $50.6 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2021: $54.7 billion).
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